SUN LIFE FINANCIAL INC.

Q2

Second Quarter 2005

Shareholders' Report
For the period ended June 30, 2005
Sun Life Financial Inc.
www.sunlife.com

Sun Life Financial

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.
Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon.
For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports record quarterly earnings of $477 million
ROE hits 13.0%
Toronto – July 28, 2005 – Sun Life Financial Inc. (NYSE/TSX: SLF) today announced record earnings of $477 million or $0.81 per common share for the quarter ended June 30, 2005. Earnings for the quarter increased 9% compared to the second quarter of 2004 and earnings per common share (EPS) were up 11% over the same period. Operating earnings for the first half of the year were $935 million compared to $862 million for the first half of 2004. Return on common equity (ROE) grew to 13.0% for the quarter, up from 12.0% for the second quarter of 2004. The financial results presented in this news release are unaudited.
Donald A. Stewart, Chief Executive Officer, said, “In the second quarter of 2005, we made significant advances both financially and strategically to position the Company for growth. Financial results are on track to achieve our targets with respect to earnings per share, return on equity and share repurchases. Earnings per share in the quarter were up 11%, 16% in constant currency, compared to the second quarter of last year.
“The recently announced transaction in Hong Kong will meaningfully increase our presence in that market, is accretive to EPS and ROE, and is entirely consistent with the type of transaction we are committed to executing – it is the right fit, at the right price, at the right time. The transaction is also reflective of our commitment to Asia as an engine of significant long-term growth for the Company. Overall, we are very pleased with our progress in the quarter,” he said.
Financial Highlights
•	ROE increased 100 basis points to 13.0% from 12.0% in the second quarter of 2004, at the high end of the Company’s goal to increase its ROE by 75 to 100 basis points for the year.
•	EPS for the quarter increased 11% compared to the second quarter of 2004. Excluding the negative impact of the strengthening of the Canadian dollar against foreign currencies, EPS would have been up 16% for the quarter. This exceeded the Company’s 2005 target of 10% constant currency earnings growth.
•	On July 28, 2005, the Board of Directors approved an increase in the quarterly common share dividend to 25.5 cents per share, up 6% from 24 cents per share paid previously, bringing the total increase this year to 16%.
•	In the second quarter of 2005, Sun Life Financial Inc. repurchased approximately 6 million common shares at an average price of $39.79 under its share repurchase program. Year-to-date 9.6 million shares have been repurchased for $379 million, on track to achieve the stated objective of $500 million for the year.
•	Sun Life Financial Inc. issued $325 million of Non-Cumulative Preferred Shares, Series 2 priced at $25 per share and paying non-cumulative quarterly dividends of $0.30 per share, yielding 4.8% annually. The offering closed on July 15, 2005 and provides Sun Life Financial with attractive, low-cost capital.
•	Sun Life Assurance Company of Canada redeemed its Non-Cumulative Redeemable Class E Preferred Shares, yielding 6.5%, at $25 per share.
Business Highlights
CORPORATE DEVELOPMENTS
•	Sun Life Financial released its 2004 Public Accountability Statement, Investing in the Future, highlighting its charitable contributions in the community, the principles guiding its relations with key stakeholders and its broad economic impact in areas of financing, employment, taxes and the environment. The Public Accountability Statement is available in the Publications section of Sun Life Financial’s website, www.sunlife.com.
•	Sun Life Financial was ranked first among North American insurance companies in an independent assessment of value drivers and intangible risk factors; the study, completed by Innovest Strategic Value Advisors, rated the relative performance of the insurance sector on over 120 aspects of corporate governance, stakeholder capital, human capital and emerging markets strategy, products and services.
SUN LIFE FINANCIAL CANADA (SLF CANADA)
•	Supporting the Company’s expansion into the wholesale channel, the Individual Insurance & Investments business unit launched Sun Limited Pay Life, a universal life product that provides a series of guarantees, including guarantees with respect to payment periods, cost of insurance, death benefits and cash values.
•	Individual Insurance & Investments introduced a unique e-signature feature that allows advisors to capture a customer’s signature at the point of sale, improving service to customers and advisors.
•	Group Benefits entered into a strategic alliance with WarrenShepell, one of North America’s leading Employee Assistance Program (EAP) providers. WarrenShepell becomes SLF Canada’s preferred provider for its new EAP offering to Group Benefits plan sponsors.
Second Quarter 2005 | www.sunlife.com     1

Shareholders’ Report
•	After an extensive review of the marketplace, Sun Life Financial was selected as the Ontario Hospital Association (OHA) Sponsored Group Benefit Plans provider, covering 62,000 employees for life, optional life, accidental death and dismemberment, and long-term disability, creating a new, dynamic partnership with Sun Life Financial that will meet the needs of the OHA and participating employers today and in the future.
•	Group Retirement Services continued to enhance its asset retention program through a series of pre-retirement seminars designed to help its clients’ employees prepare for the time when they will receive income from their accumulated retirement accounts.
SUN LIFE FINANCIAL U.S. (SLF U.S.)
•	SLF U.S. achieved its objective to strengthen its annuities wholesaling sales force to 75 by the end of the second quarter.
•	The Annuities business unit, in conjunction with a third-party vendor, launched an identity theft monitoring service offered to customers who purchase variable or select equity-indexed annuities; a first in the life insurance industry.
•	Gross sales in the second quarter of 2005 in Group Life & Health were up 30%, in U.S. dollars, compared to the second quarter of 2004.
•	SLF U.S. issued a US$600 million funding agreement on June 10, 2005 and a US$300 million funding agreement on July 5, 2005 in connection with a medium term note program.
MFS INVESTMENT MANAGEMENT (MFS)
•	MFS continued to produce positive net sales with US$3.5 billion of net inflows for the three-month period ended June 30, 2005. MFS’s assets reached US$150 billion at the end of June 2005.
•	A floating rate high grade asset backed security (ABS) collateralized debt obligation (CDO) issued during the quarter added US$1 billion in AUM representing MFS’s seventh CDO under management.
•	MFS has been recognized as a leader in addressing sponsor and participant concerns by providing greater transparency of its recordkeeping and fund expenses. For its leadership in this area, MFS was named “Bundled Provider of the Year” by Defined Contribution News as part of the magazine’s “2005 Impact Player of the Year” awards.
SUN LIFE FINANCIAL ASIA (SLF ASIA)
•	The Company entered into an agreement to purchase the Hong Kong insurance and pension operations of the Commonwealth Bank of Australia, for $560 million. The transaction, which is subject to regulatory approval, is expected to close late in the third quarter of this year.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim Management’s Discussion and Analysis and in the Supplementary Financial Information package that is available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2005, the Sun Life Financial group of companies had total assets under management of $377 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
2     Sun Life Financial Inc. | Second Quarter 2005

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended June 30, 2005
Dated July 28, 2005
Earnings and Profitability
FINANCIAL SUMMARY

(Unaudited)	Quarterly Results					Year to Date
	Q2’05	Q1’05	Q4’04	Q3’04	Q2’04	2005	2004

Revenues ($ millions)	6,026	5,119	5,269	5,390	5,551	11,145	11,089
Common Shareholders’ Net Income ($ millions)	477	458	438	439	438	935	803
Operating Earnings(1)($ millions)	477	458	438	439	438	935	862
Earnings Per Common Share (EPS) ($)	0.81	0.77	0.74	0.73	0.73	1.58	1.34
Operating EPS(1)($)	0.81	0.77	0.74	0.73	0.73	1.58	1.44
Fully diluted operating EPS(1)($)	0.81	0.77	0.73	0.73	0.72	1.57	1.42
Return on Common Equity (ROE) (%)	13.0	12.6	12.1	11.9	12.0	12.8	11.2
Operating ROE(1)(%)	13.0	12.6	12.1	11.9	12.0	12.8	12.0
Average Common Shares Outstanding (millions)	587.4	591.8	595.2	598.7	600.7	589.6	600.4

S&P 500 Index (daily average)	1,181	1,192	1,162	1,104	1,123	1,187	1,128
S&P 500 Index (close)	1,191	1,181	1,212	1,115	1,141	1,191	1,141

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Sun Life Financial Inc.(2) reported common shareholders’ net income of $477 million for the second quarter ended June 30, 2005, up 9% from $438 million in 2004. The $39 million increase was primarily driven by the improvement in U.S. annuity earnings reflecting higher equity markets and better spreads, and favourable claims experience in both SLF Canada and SLF U.S. group operations. Partially offsetting these increases were higher project and distribution costs as well as lower earnings in the SLF U.S. individual operations. EPS of $0.81 for the second quarter of 2005 was up 11%, 16% on a constant currency basis, from the same period in 2004 and ROE reached 13.0%, up 100 basis points from the second quarter of 2004.
The Company reported a $73 million increase in operating earnings(1) for the first six months of 2005 compared to the first six months in 2004. As a result of the increase in operating earnings and Sun Life Financial Inc.’s share repurchase program, operating EPS grew from $1.44 per share for the first half of 2004 to $1.58 per share in the first half of 2005, a 10% increase, and operating ROE increased 80 basis points, from 12.0% for the first half of 2004 to 12.8% for the first half of 2005.
Common shareholders’ net income of $935 million for the first six months of 2005 was $132 million higher than in the first half of 2004 and EPS of $1.58 for the first half of 2005 was 18% higher than EPS of $1.34 in the first half of 2004.
Performance by Business Group
The Company has five reportable segments: SLF Canada, SLF U.S., MFS, SLF Asia, and Corporate. Where appropriate, information on a reportable segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 5 to Sun Life Financial Inc.’s second quarter 2005 Interim Consolidated Financial Statements, which are reported in accordance with Canadian generally accepted accounting principles.

(1)	See “Use of Non-GAAP Financial Measures”. As previously disclosed, common shareholders’ net income in the first quarter of 2004 included regulatory charges against MFS.
(2)	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.
Second Quarter 2005 | www.sunlife.com     3

Management’s Discussion and Analysis
SLF CANADA

	Quarterly Results					Year to Date
	Q2’05	Q1’05	Q4’04	Q3’04	Q2’04	2005	2004

Revenues ($ millions)	2,104	2,146	2,029	1,960	2,032	4,250	4,173
Premiums & Deposits ($ millions)	3,800	5,412	3,900	3,942	4,350	9,212	8,914
Common Shareholders’ Net Income ($ millions)
Individual Insurance & Investments	145	168	126	121	139	313	264
Group Benefits	54	38	63	66	47	92	123
Group Retirement Services & Institutional Investments	37	39	35	34	34	76	63

Total	236	245	224	221	220	481	450
ROE (%)	14.2	14.8	13.7	13.4	13.2	14.5	13.5

Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004 and first quarter of 2005.
In the second quarter of 2005, SLF Canada’s earnings increased 7% over the second quarter of 2004, primarily due to favourable mortality and morbidity experience and favourable credit experience. Premiums and deposits for the second quarter of 2005 were $3.8 billion, down 13% over the second quarter of 2004, up 6% excluding managed fund sales.
Year-to-date earnings increased by 7% over the same period in 2004 primarily due to favourable mortality and morbidity experience, increased fee income in Group Retirement Services & Institutional Investments and favourable credit experience, partially offset by lower Group Benefits results. ROE of 14.2% for the quarter and 14.5% for the year-to-date increased 100 basis points over the same periods in 2004.
•	Individual Insurance & Investments earnings increased 4% over the second quarter of 2004 due to favourable mortality experience, favourable credit experience and increased earnings from the investment in CI Financial Inc.
•	Improved mortality and morbidity experience contributed to the 15% earnings growth in Group Benefits over the second quarter of 2004.
•	The 9% increase in Group Retirement Services & Institutional Investments earnings over the second quarter of 2004 was driven by higher AUM, higher fee income and favourable credit experience.
SLF U.S.

	Quarterly Results					Year to Date
	Q2’05	Q1’05	Q4’04	Q3’04	Q2’04	2005	2004

Revenues (US$ millions)	2,281	1,539	1,825	1,832	1,807	3,820	3,588
Revenues (C$ millions)	2,835	1,889	2,228	2,399	2,453	4,724	4,802
Common Shareholders’ Net Income (US$ millions)
Annuities	72	34	45	44	33	106	95
Individual Life	20	25	19	19	33	45	43
Group Life & Health	15	6	12	7	14	21	16

Total (US$ millions)	107	65	76	70	80	172	154
Total (C$ millions)	132	81	93	92	109	213	206
ROE (%)	13.8	8.6	10.5	9.9	11.2	11.2	10.6

Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004.
The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by CDN$12 million in the second quarter of 2005 compared to the second quarter of 2004 and by CDN$18 million for the first six months of 2005.
Second quarter 2005 earnings of US$107 million were 34% higher than in the second quarter of 2004. The second quarter of 2005 benefited from stronger equity markets, improved spreads and the favourable mark to market impact of an economic hedging program in variable annuities which was partially offset by increased reserves in Individual Life due to lower interest rates. Year-to-date earnings of US$172 million were US$18 million, or 12% higher than in the prior year primarily due to increased earnings in the Annuities and Group Life & Health business units.
The increase in second quarter earnings from the first quarter of 2005 reflected the combined effect of stronger equity markets, improved spreads, the impact of the variable annuity economic hedging program, and improved claims experience in all lines of business, partially offset by increased reserves in Individual Life due to lower interest rates.
•	Annuities earnings increased US$39 million compared to the second quarter of 2004, primarily as a result of stronger equity markets, improved spreads, the impact of the variable annuity economic hedging program in the second quarter of 2005, and reserve strengthening which negatively affected the second quarter of 2004. The earnings increase of US$38 million compared to the first quarter of 2005 resulted from stronger equity markets, improved spreads and the impact of the variable annuity economic hedging program.
4     Sun Life Financial Inc. | Second Quarter 2005

Management’s Discussion and Analysis
•	Individual Life earnings were US$13 million lower in the second quarter of 2005 compared to the second quarter of 2004, primarily due to increased reserves due to lower interest rates in the second quarter of 2005, which was partially offset by improved mortality. In addition, the second quarter of 2004 benefited from the implementation of a hedging program for universal life products.
•	Group Life & Health earnings increased US$9 million compared to the first quarter of 2005 primarily due to improved claims experience.
Sun Life Financial Inc. and its U.S. subsidiaries are cooperating with the United States Securities and Exchange Commission (SEC) and other regulators in their continuing investigations and examinations with respect to various issues, including market timing related issues, directed brokerage and revenue sharing arrangements with distributors, and recordkeeping requirements. Sun Life Financial Inc. and certain of its U.S. subsidiaries are engaged in discussions with the SEC that may lead to settled administrative actions involving those subsidiaries and a provision for the estimated losses for such matters has been made in the Corporate segment. While it is not possible to predict the final resolution of these discussions, management expects that the ultimate liability with respect to such matters will not be material to the consolidated financial condition of the Company.
MFS INVESTMENT MANAGEMENT

	Quarterly Results					Year to Date
	Q2’05	Q1’05	Q4’04	Q3’04	Q2’04	2005	2004

Revenues (US$ millions)	332	332	330	316	319	664	660
Revenues (C$ millions)	413	407	402	414	434	820	884
Common Shareholders’ Net Income/(Loss) (US$ millions)	34	37	36	32	30	71	20
Operating Earnings (US$ millions)	34	37	36	32	30	71	65
Common Shareholders’ Net Income/(Loss) (C$ millions)	42	46	44	42	41	88	28
Operating Earnings (C$ millions)	42	46	44	42	41	88	87
Average Net Assets (US$ billions)	147	145	140	132	138	146	141
Assets Under Management (US$ billions)	150	145	146	134	137	150	137
Net New Sales/(Redemptions) (US$ billions)	3.5	0.7	0.1	(2.5)	(5.3)	4.2	(6.5)
Market Movement (US$ billions)	1.8	(2.4)	12.1	(0.9)	0.5	(0.6)	3.6
S&P 500 Index (daily average)	1,181	1,192	1,162	1,104	1,123	1,187	1,128

MFS contributed net income of CDN$42 million for the second quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by CDN$4 million in the second quarter of 2005 compared to the second quarter of 2004 and reduced operating earnings by CDN$7 million for the first six months of 2005.
Net new sales at MFS improved to US$3.5 billion in the second quarter of 2005 compared to net new sales of US$0.7 billion in the previous quarter and net redemptions of US$5.3 billion during the second quarter a year ago. Institutional flows were up from the excellent results in the previous quarter, reaching US$4.2 billion, and retail fund flows continued to improve as net redemptions in the quarter fell to US$0.7 billion from US$0.9 billion in the previous quarter. Total AUM grew 3% to US$150 billion driven by the positive net sales in the second quarter.
MFS’s contribution to Sun Life Financial’s earnings in the second quarter of 2005 was US$34 million, up US$4 million or 13% from the second quarter of 2004. Growth in average net assets of 7% to US$147 billion during the same period increased revenues by US$13 million to US$332 million, supporting earnings growth to US$34 million in the second quarter. On a year-to-date basis, revenues were slightly higher in 2005 at US$664 million with the improvement in common shareholders’ net income reflecting the regulatory settlement in 2004.
As previously disclosed, a number of lawsuits have been commenced in the United States against Sun Life Financial Inc., MFS, various MFS Funds and certain of their directors, officers and fund trustees relating to the matters that led to the settlements between MFS and federal and state regulators in 2004. Additional information concerning these actions is provided in Sun Life Financial Inc.’s annual and interim Management’s Discussion and Analysis (MD&A) and annual and interim financial statements. These actions are at an early stage and Sun Life Financial Inc. cannot predict their outcome at this time.
SLF ASIA

	Quarterly Results					Year to Date
	Q2’05	Q1’05	Q4’04	Q3’04	Q2’04	2005	2004

Revenues ($ millions)	205	214	239	189	182	419	340
Common Shareholders’ Net Income ($ millions)	19	6	18	10	10	25	17
ROE (%)	17.6	5.4	16.8	9.3	9.0	11.4	7.6

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Second Quarter 2005 | www.sunlife.com     5

Management’s Discussion and Analysis
Revenues in the second quarter of 2005 grew 13% compared to the second quarter of 2004, largely due to increased volume of in-force business. Revenues for the first six months of 2005 increased by $79 million or 23% over the first six months of 2004 reflecting the strong sales growth in recent quarters. On a constant currency basis, revenues for the first six months would have been up $111 million, or 33%, over 2004 revenues.
Net income in the second quarter of 2005 was up $9 million while net income for the first six months of 2005 was up $8 million compared to the same periods in 2004, respectively. The increases were largely due to the favourable resolution of a tax issue. Second quarter 2005 net income was up $13 million over the first quarter 2005 due to the favourable resolution of a tax issue and to higher investment income.
On July 5, 2005 the Company announced it had reached an agreement to purchase CMG Asia Limited and CommServe Financial Limited, which together form the Hong Kong insurance and pension operations of the Commonwealth Bank of Australia, for $560 million. The transaction, which is subject to regulatory approval, is expected to close late in the third quarter of this year.
CORPORATE
Corporate includes the results of Sun Life Financial’s U.K. (SLF U.K.) operations, the Reinsurance business unit and Run-off Reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups. Run-off Reinsurance is included in Other operations.

	Quarterly Results					Year to Date
	Q2’05	Q1’05	Q4’04	Q3’04	Q2’04	2005	2004

Revenues ($ millions)	538	530	477	534	576	1,068	1,126
Common Shareholders’ Net Income/(Loss) ($ millions)
SLF U.K.	39	47	45	39	42	86	89
Reinsurance	15	14	26	21	10	29	25
Other	(6)	19	(12)	14	6	13	(12)

Total	48	80	59	74	58	128	102

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Common shareholders’ net income of $48 million for the second quarter of 2005 was $10 million lower than in the second quarter of 2004. Current quarter earnings in Corporate Other were $12 million lower primarily due to the absence of the second quarter 2004 gain on the sale of IQON Financial Services Inc. (IQON). Lower earnings in SLF U.K. reflected the impact of the appreciation of the Canadian dollar against the British pound.
Year-to-date common shareholders’ net income increased $26 million over the previous year. Currency gains on the repatriation of capital from the U.K. in the first six months of 2005 were partially offset by the impact of the appreciation of the Canadian dollar against the British pound, the write-off of redundant software and provision for the resolution of certain regulatory matters in the United States. The 2004 year-to-date results reflected the aforementioned gain of the sale of IQON.
Additional Financial Disclosure
REVENUE
Under Canadian GAAP, premium revenue includes annuity premiums, which are not included as revenue under U.S. GAAP and are not included as revenue for similar products sold by other financial institutions.
Revenues increased to $6.0 billion in the second quarter of 2005 from $5.6 billion in the comparable period a year ago. The increase of $475 million was primarily due to the sale of US$600 million of medium-term notes in the U.S. and higher investment income mostly from improved credit performance and higher derivative income, partially offset by an unfavourable impact of $348 million due to the strengthening of the Canadian dollar against foreign currencies.
Premium revenue was $3.7 billion in the second quarter of 2005, compared to $3.3 billion in the second quarter of 2004. Excluding the unfavourable impact of $223 million due to the strengthening of the Canadian dollar against foreign currencies, premium revenue was up 19% primarily due to the aforementioned sale of medium-term notes.
Second quarter 2005 investment income was up $77 million or 5% from the second quarter of 2004. This increase was primarily a result of improved credit experience, derivative gains reflecting favourable capital market conditions, and a foreign exchange gain of $16 million relating to the repatriation of capital from the U.K. operations, partially offset by an unfavourable impact of $70 million due to the strengthening of the Canadian dollar against foreign currencies.
6     Sun Life Financial Inc. | Second Quarter 2005

Management’s Discussion and Analysis
Fee income of $726 million in the second quarter of 2005 was down $18 million from the same period in the previous year mainly due to a reduction of $55 million from the strengthening of the Canadian dollar against foreign currencies. Before the impact of currency exchange, fee income was up $37 million due to asset management fees earned on higher asset levels.
Total revenue of $11.1 billion for the six months ended June 30, 2005 was comparable to the same period in 2004. Increases due to the sale of medium-term notes, higher premiums in SLF Asia due to business growth, and higher investment income were partially offset by a $549 million reduction due to the strengthening of the Canadian dollar against foreign currencies, lower U.S. annuity premiums and lower U.K. life insurance premiums primarily reflecting the sale of SLF U.K.’s group life renewal rights in 2003.
ASSETS UNDER MANAGEMENT
AUM were $377.1 billion at June 30, 2005 compared to $365.8 billion at March 31, 2005, and $373.0 billion at June 30, 2004. The increase of $11.3 billion between March 31, 2005 and June 30, 2005, was primarily the result of business growth and
(i)	an increase of $4.5 billion from market movements,
(ii)	net sales of mutual, managed and segregated funds of $4.5 billion, and
(iii)	an increase of $1.4 billion due to fluctuation in currency exchange rates.
AUM increased $4.1 billion between June 30, 2004 and June 30, 2005 primarily due to continued business growth and
(i)	an increase of $19.6 billion from increases in capital markets, and
(ii)	$4.9 billion of net sales of mutual, managed and segregated funds, partially offset by
(iii)	$23.9 billion from the strengthening of the Canadian dollar against foreign currencies.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $111.4 billion at June 30, 2005, compared to $113.7 billion a year earlier. Increases due to business growth, primarily in SLF U.S. and SLF Asia, were more than offset by a reduction of $5.8 billion due to the strengthening of the Canadian dollar against foreign currencies.
Total general fund assets at June 30, 2005 were $3.6 billion higher than December 31, 2004, mostly due to business growth and investment activity in SLF U.S., as well as an increase of $754 million from the strengthening of foreign currencies against the Canadian dollar.
Actuarial and other policy liabilities of $77.4 billion at June 30, 2005, were $2.4 billion lower than June 30, 2004. An increase of $2.0 billion primarily due to the growth in the SLF U.S. operations was more than offset by a reduction of $4.2 billion due to the strengthening of the Canadian dollar against foreign currencies.
Actuarial and other policy liabilities were $1.3 billion higher at June 30, 2005, compared to December 31, 2004, primarily due to growth in SLF U.S. from the sale of medium-term notes and a $566 million increase due to the strengthening of foreign currencies against the Canadian dollar during the period.
Shareholders’ equity, including the Company’s preferred share capital, increased from $14.3 billion at December 31, 2004 to $15.1 billion at June 30, 2005. Shareholders’ net income, before preferred share dividends of $7 million, contributed $942 million to equity, while the issuance of preferred shares added $394 million. The strengthening of foreign currencies against the Canadian dollar further increased equity by $98 million, which was partly offset by the adjustment to the currency translation account for the foreign currency gain of $69 million, as outlined in Note 10 of the second quarter interim financial statements. The increase in equity was partly offset by dividend payments on common shares of $283 million and $343 million for the cost of common shares repurchased and cancelled, net of new issues for stock options.
Shareholders’ equity, including the Company’s preferred share capital, was $15.1 billion at June 30, 2005, $143 million higher than March 31, 2005. Shareholders’ net income, before preferred share dividends of $5 million, contributed $482 million. The increase in equity was partly offset by dividend payments on common shares of $141 million and $203 million for the cost of common shares repurchased and cancelled, net of new issues for stock options. Currency fluctuations resulted in a $5 million decline in equity, which was further decreased by an adjustment to the currency translation account for a foreign currency gain of $16 million, as outlined in Note 10 of the second quarter interim financial statements.
At June 30, 2005, Sun Life Financial Inc. had 583,949,586 common shares and 16,000,000 preferred shares outstanding. On June 28, 2005, Sun Life Financial Inc. announced a domestic public offering of up to $325 million of Class A Non-Cumulative Preferred Shares Series 2. The offering closed on July 15, 2005.
Second Quarter 2005 | www.sunlife.com     7

Management’s Discussion and Analysis
CASH FLOWS

	Quarterly Results		Year to Date
($ millions)	Q2’05	Q2’04	2005	2004

Cash and cash equivalents, beginning of period	3,961	3,386	3,748	3,175
Cash flows provided by (used in):
Operating activities	1,109	1,447	1,900	1,501
Financing activities	(425)	(290)	(277)	(280)
Investing activities	(282)	(971)	(992)	(833)
Changes due to fluctuations in exchange rates	(20)	56	(36)	65

Increase in cash and cash equivalents	382	242	595	453

Cash and cash equivalents, end of period	4,343	3,628	4,343	3,628
Short-term securities, end of period	1,892	2,791	1,892	2,791

Total cash, cash equivalents and short-term securities	6,235	6,419	6,235	6,419

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Net cash, cash equivalents and short-term securities at the end of the second quarter of 2005 decreased $184 million from the second quarter of 2004.
Cash and cash equivalents increased $382 million during the second quarter of 2005 compared to an increase of $242 million in the second quarter of 2004. Cash flows generated by operating activities in the second quarter of 2005 were $338 million lower than the same period a year ago as the inflow from the sale of medium-term notes was more than offset by higher maturities and surrenders and the impact of the timing of investment transactions. Cash used in financing activities increased $135 million mostly due to the increase in common share repurchases and dividend payments, partially offset by the increase in borrowed funds. Cash used in investing activities was down $689 million from a year ago reflecting a lower level of net purchases of investment assets during the quarter, partially offset by the redemption of $150 million of preferred shares of a subsidiary, Sun Life Assurance Company of Canada.
The Company had net cash flows of $595 million in the first six months of 2005 compared to $453 million in the comparable period of 2004. Increase in operation cash flows arising from higher premiums and lower maturities and surrenders more than offset the increase in investment activities and the change in the impact of exchange rate fluctuations. Cash flows provided by financing activities during the first half of 2005 were comparable to the same period a year ago as the issuance of $400 million of Sun Life Financial Inc.’s Class A Non-Cumulative Perpetual Preferred Shares, Series 1, in February 2005 were mostly offset by common share repurchases of $379 million during the first six months of 2005.
RISK MANAGEMENT
Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis and to the Risk Review Committee of the Board quarterly. Sun Life Financial’s risk management procedures and risk factors are described in Sun Life Financial Inc.’s annual and interim MD&A and Annual Information Form (AIF). Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
OUTLOOK
The outlook for growth in the North American economies has not changed significantly in the second quarter of 2005. The U.S. economy is expected to grow at a healthy rate of 3.0% to 3.5%, with Canada expected to grow at 2.5% to 3.0%. While core inflationary pressures are still benign, the Federal Reserve Board in the U.S. and the Bank of Canada are increasingly wary of the prospect for renewed inflation. This should mean a continuation of the tightening of interest rates by the Federal Reserve Board, with the Bank of Canada likely to resume tightening prior to the end of 2005. Should interest rates rise by approximately 100 to 200 basis points over the next 18–24 months, the Company would benefit, particularly in the U.S. fixed annuity and universal life businesses. Conversely, if interest rates were to decline, the Company’s exposure would be limited by actions taken to mitigate the risk of lower interest rates.
8     Sun Life Financial Inc. | Second Quarter 2005

Management’s Discussion and Analysis
REGULATORY MATTERS
Sun Life Financial Inc. and its subsidiaries in Canada and the United States have received requests for information from and are cooperating with regulators in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue sharing and other arrangements with distributors, compensation arrangements and other business practices between insurance companies and brokers, and recordkeeping requirements. Sun Life Financial Inc. and certain of its U.S. subsidiaries are engaged in discussions with the SEC that may lead to settled administrative actions involving those subsidiaries and a provision for the estimated losses for such matters has been made in the Corporate segment. While it is not possible to predict the final resolution of these discussions, management expects that the ultimate liability with respect to such matters will not be material to the consolidated financial condition of the Company. Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual and interim MD&A, annual and interim financial statements and AIF. Copies of these documents are available at www.sedar.com.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and in the Supplementary Financial Information package that is available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, operating EPS and operating ROE exclude the $59 million charge taken in the first quarter of 2004 with respect to the settlement in March 2004 of administrative proceedings by the SEC against MFS.
FORWARD-LOOKING STATEMENTS
Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.
Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of Sun Life Financial Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in Sun Life Financial Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim financial statements which are available for review at www.sedar.com.
Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries in, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Second Quarter 2005 | www.sunlife.com     9

Interim Consolidated Financial Statements
Consolidated Statements of Operations

	For the three months ended			For the six months ended
	June 30	June 30	*	June 30	June 30	*
(unaudited, in millions of Canadian dollars, except for per share amounts)	2005	2004		2005	2004

Revenue
Premium income:
Annuities	$1,662	$1,311		$2,571	$2,515
Life insurance	1,434	1,412		2,853	2,873
Health insurance	643	600		1,255	1,189

	3,739	3,323		6,679	6,577
Net investment income	1,561	1,484		3,026	2,992
Fee income	726	744		1,440	1,520

	6,026	5,551		11,145	11,089

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	1,628	1,344		2,928	3,151
Annuity payments	389	383		756	758
Death and disability benefits	606	628		1,223	1,326
Health benefits	463	438		904	897
Policyholder dividends and interest on claims and deposits	258	285		537	566

	3,344	3,078		6,348	6,698
Net transfers to segregated funds	135	108		310	363
Increase in actuarial liabilities (Note 6)	651	530		742	360
Commissions	431	492		857	975
Operating expenses	712	687		1,439	1,422
Premium taxes	45	45		89	91
Interest expense	70	67		135	134

	5,388	5,007		9,920	10,043

Income before Income Taxes and Non-controlling Interests	638	544		1,225	1,046
Income taxes	148	93		265	221
Non-controlling interests in net income of subsidiaries	7	9		13	13

Total Net Income	483	442		947	812
Less: Participating policyholders’ net income	1	4		5	9
Preferred shareholder dividends	5	–		7	–

Common Shareholders’ Net Income	$477	$438		$935	$803

Average exchange rates:
U.S. Dollars	1.24	1.36		1.24	1.34
U.K. Pounds	2.31	2.46		2.32	2.44

*	As restated for adoption of Consolidation of Variable Interest Entities, Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 (AcG 15) (Note 2)

Earnings per share (Note 4)
Basic	$0.81	$0.73	$1.58	$1.34
Diluted	$0.81	$0.72	$1.57	$1.33

Weighted average shares outstanding in millions (Note 4)
Basic	587	601	590	600
Diluted	590	604	593	603
The attached notes form part of these interim consolidated financial statements.
10     Sun Life Financial Inc. | Second Quarter 2005

Interim Consolidated Financial Statements
Consolidated Balance Sheets

	As at
	June 30	December 31	*	June 30	*
(unaudited, in millions of Canadian dollars)	2005	2004		2004

Assets
Bonds	$66,285	$64,496		$67,840
Mortgages	14,165	13,862		13,827
Stocks	3,526	3,463		3,847
Real estate	3,273	3,148		3,161
Cash, cash equivalents and short-term securities	6,235	5,958		6,419
Policy loans and other invested assets	5,965	5,984		6,253

Invested assets	99,449	96,911		101,347
Goodwill	5,556	5,471		5,650
Intangible assets	771	751		759
Other assets	5,609	4,670		5,932

Total general fund assets	$111,385	$107,803		$113,688

Segregated funds net assets	$58,889	$56,564		$57,598

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 6)	$77,377	$76,056		$79,730
Amounts on deposit	3,170	3,144		3,172
Deferred net realized gains	3,650	3,466		3,487
Other liabilities	10,539	9,072		10,504

Total general fund liabilities	94,736	91,738		96,893
Subordinated debt	1,467	1,462		1,741
Non-controlling interests in subsidiaries	24	188		181
Total equity	15,158	14,415		14,873

Total general fund liabilities and equity	$111,385	$107,803		$113,688

Segregated funds contract liabilities	$58,889	$56,564		$57,598

Exchange rate at balance sheet date:
U.S. Dollars	1.23	1.20		1.35
U.K. Pounds	2.22	2.32		2.43

*	As restated for adoption of AcG 15 (Note 2)
The attached notes form part of these interim consolidated financial statements.

Approved on behalf of the Board of Directors

Donald A. Stewart
Chief Executive Officer

Krystyna T. Hoeg
Director
Second Quarter 2005 | www.sunlife.com     11

Interim Consolidated Financial Statements
Consolidated Statements of Equity

			For the six months ended
	Participating		June 30	June 30 *
(unaudited, in millions of Canadian dollars)	Policyholders	Shareholders	2005	2004

Preferred Shares
Balance, beginning of period	$–	$–	$–	$–
Preferred shares issued (Note 8)	–	400	400	–
Issuance costs, net of taxes (Note 8)	–	(6)	(6)	–

Balance, end of period	–	394	394	–

Common Shares
Balance, beginning of period	–	7,238	7,238	7,289
Stock options exercised	–	45	45	46
Common shares purchased for cancellation (Note 3)	–	(118)	(118)	(19)

Balance, end of period	–	7,165	7,165	7,316

Contributed Surplus
Balance, beginning of period	–	70	70	76
Stock option compensation	–	6	6	7
Stock options exercised	–	(9)	(9)	(11)

Balance, end of period	–	67	67	72

Retained Earnings
Balance, beginning of period, as previously reported	85	8,116	8,201	7,284
Adjustment for change in accounting policy (Note 2)	–	3	3	4

Balance, beginning of period, as restated	85	8,119	8,204	7,288
Net income	5	942	947	812
Dividends on common shares	–	(283)	(283)	(252)
Dividends on preferred shares	–	(7)	(7)	–
Common shares purchased for cancellation (Note 3)	–	(261)	(261)	(38)

Balance, end of period	90	8,510	8,600	7,810

Currency Translation Account
Balance, beginning of period	(8)	(1,089)	(1,097)	(673)
Adjustment for foreign exchange gain (Note 10)	–	(69)	(69)	–
Changes for the period	–	98	98	348

Balance, end of period	(8)	(1,060)	(1,068)	(325)

Total equity	$82	$15,076	$15,158	$14,873

*	As restated for adoption of AcG 15 (Note 2)
The attached notes form part of these interim consolidated financial statements.
12     Sun Life Financial Inc. | Second Quarter 2005

Interim Consolidated Financial Statements
Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended
	June 30	June 30 *	June 30	June 30 *
(unaudited, in millions of Canadian dollars)	2005	2004	2005	2004

Cash Flows Provided by (Used in) Operating Activities
Total net income	$483	$442	$947	$812
New mutual fund business acquisition costs capitalized	(25)	(21)	(52)	(51)
Redemption fees of mutual funds	11	17	24	35
Items not affecting cash	640	1,009	981	705

Net cash provided by operating activities	1,109	1,447	1,900	1,501

Cash Flows Provided by (Used in) Financing Activities
Borrowed funds	(74)	(132)	(35)	(6)
Issuance of preferred shares (Note 8)	–	–	400	–
Payments to underwriters (Note 8)	–	–	(9)	–
Issuance of common shares on exercise of stock options	15	17	36	35
Common shares purchased for cancellation (Note 3)	(218)	(49)	(379)	(57)
Dividends paid on common shares	(141)	(126)	(283)	(252)
Dividends paid on preferred shares	(7)	–	(7)	–

Net cash used in financing activities	(425)	(290)	(277)	(280)

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	9,193	10,355	16,831	21,672
Purchases of bonds, mortgages, stocks and real estate	(9,386)	(10,350)	(18,008)	(21,487)
Policy loans	(20)	(14)	(34)	(1)
Short-term securities	12	(1,014)	349	(996)
Other investments	69	52	20	(21)
Redemption of preferred shares of subsidiary (Note 8)	(150)	–	(150)	–

Net cash used in investing activities	(282)	(971)	(992)	(833)

Changes due to fluctuations in exchange rates	(20)	56	(36)	65

Increase in cash and cash equivalents	382	242	595	453
Cash and cash equivalents, beginning of period	3,961	3,386	3,748	3,175

Cash and cash equivalents, end of period	4,343	3,628	4,343	3,628
Short-term securities, end of period	1,892	2,791	1,892	2,791

Cash, cash equivalents and short-term securities, end of period	$6,235	$6,419	$6,235	$6,419

Supplementary Information
Cash and cash equivalents:
Cash			$287	$340
Cash equivalents			4,056	3,288

			$4,343	$3,628

Cash disbursements made for:
Interest on borrowed funds and subordinated debt	$130	$133	$134	$135

Income taxes, net of refunds	$87	$124	$176	$116

*	As restated for adoption of AcG 15 (Note 2)
The attached notes form part of these interim consolidated financial statements.
Second Quarter 2005 | www.sunlife.com     13

Interim Consolidated Financial Statements
Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2005	2004	2005	2004

Additions to Segregated Funds
Deposits:
Annuities	$1,659	$1,615	$3,847	$3,376
Life insurance	43	218	120	309

	1,702	1,833	3,967	3,685
Net transfers from general funds	135	108	310	363
Net realized and unrealized gains	1,079	545	1,159	1,254
Other investment income	462	466	675	675
Effect of changes in currency exchange rates	7	880	305	1,543

	3,385	3,832	6,416	7,520

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	1,851	1,746	3,687	3,637
Management fees	173	157	334	311
Taxes and other expenses	37	13	70	60

	2,061	1,916	4,091	4,008

Net additions to segregated funds for the period	1,324	1,916	2,325	3,512
Segregated funds net assets, beginning of period	57,565	55,682	56,564	54,086

Segregated funds net assets, end of period	$58,889	$57,598	$58,889	$57,598

Consolidated Statements of Segregated Funds Net Assets

	As at
	June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)	2005	2004	2004

Assets
Segregated and mutual fund units	$45,327	$43,589	$44,339
Stocks	7,527	7,082	7,421
Bonds	5,825	5,600	5,723
Cash, cash equivalents and short-term securities	1,612	961	1,254
Real estate	174	159	157
Mortgages	58	61	73
Other assets	1,812	716	2,133

	62,335	58,168	61,100

Liabilities	3,446	1,604	3,502

Net assets attributable to segregated funds policyholders	$58,889	$56,564	$57,598

The attached notes form part of these interim consolidated financial statements.
14     Sun Life Financial Inc. | Second Quarter 2005

Condensed Notes to the Interim Consolidated Financial Statements

(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Basis of Presentation
Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to a newly incorporated subsidiary of Sun Life Financial Inc., Sun Life Financial Corp. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2004 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in Accounting Policies
Consolidation of Variable Interest Entities: The Company adopted Consolidation of Variable Interest Entities, CICA Handbook Accounting Guideline 15 (AcG 15), on January 1, 2005. This change in accounting policy was applied retroactively and prior period financial statements have been restated accordingly. This Guideline provides guidance for application of consolidation principles to those entities defined as variable interest entities (VIEs). VIEs are entities in which equity investors do not have a controlling financial interest or where the equity invested is considered insufficient to finance the entity’s activities without additional subordinated financial support. Under this Guideline, the Company is required to consolidate those VIEs where the Company is exposed to a majority of expected losses, benefits from a majority of expected residual returns, or both.
The following is a summary of the impact of this Guideline for the major categories of VIEs that the Company is involved with.
Sun Life ExchangEable Capital Securities (SLEECS):
Sun Life Capital Trust (the Trust) issued SLEECS of $1,150 to third-party investors. Sun Life Assurance issued a debenture of $1,200 to the Trust and holds an investment of $2 in Special Trust Securities in the Trust. The Trust was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated $1,150 of non-controlling interest in subsidiaries, recorded the $1,200 debenture payable in other liabilities, increased opening retained earnings by $4 and increased other assets by $54 on the interim consolidated balance sheets as at January 1, 2004. The deconsolidation of the Trust resulted in a reduction in net income of $1 for the six months ended June 30, 2005 (nil for the three months ended June 30, 2005) and $1 for the six months ended June 30, 2004 (nil for the three months ended June 30, 2004). The debenture will continue to qualify as capital for Canadian regulatory purposes up to the amount of the SLEECS issued of $1,150.
Cumulative Capital Securities (Securities):
On May 6, 1997, Sun Life of Canada (U.S.) Capital Trust I (Capital Trust), a Delaware statutory business trust, issued US$600 of 8.53% Securities. The Company issued US$600 of partnership capital securities to the Capital Trust. The Capital Trust was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated US$600 ($774) of Securities, included in subordinated debt, and recorded the US$600 ($774) of partnership capital securities in other liabilities as at January 1, 2004. The deconsolidation of the Capital Trust did not have an impact on net income for the three and six months ended June 30, 2005 and June 30, 2004. The amount included in other liabilities will continue to qualify as capital for Canadian regulatory purposes.
Other Variable Interest Entities:
The Company has a greater than 20% involvement in 26 VIEs. The Company is a creditor in 11 trusts, 10 limited partnerships, two limited liability companies and three special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores and equipment and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $214, which is the carrying amount of these assets.
Financial Instruments – Disclosure and Presentation: The Company adopted the amendments to the accounting requirements in CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, on January 1, 2005. Securities issued by the Company that give the Company an unrestricted obligation to settle the principal amount in cash or in the equivalent value of its own shares, must be classified as debt. This change in accounting policy did not have a material impact on these interim consolidated financial statements.
Second Quarter 2005 | www.sunlife.com     15

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
3. Normal Course Issuer Bid and Cancellation of Common Shares
On January 6, 2005, the Company announced the renewal of its normal course issuer bid to purchase, for cancellation, through the Toronto Stock Exchange (the Exchange) up to 30 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covers the period from January 12, 2005 to January 11, 2006. Purchases will be executed on the Exchange at the prevailing market price in amounts and times determined by the Company. In 2004, the Company announced a similar normal course issuer bid that covered the period from January 12, 2004 to January 11, 2005. In the first two quarters of 2005, the Company purchased under these plans approximately 10 million of its common shares at an average price of $39.66 per share for a total amount of $379. Approximately 6 million of the common share purchases occurred during the current quarter at an average price of $39.79 per share for a total amount of $218.
4. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended			For the six months ended
	June 30	June 30	*	June 30	June 30	*
	2005	2004		2005	2004

Common shareholders’ net income	$477	$438		$935	$803
Less: Effect of stock options of subsidiaries(1)	1	1		2	1

Common shareholders’ net income on a diluted basis	$476	$437		$933	$802

Weighted average number of shares outstanding for basic earnings per share (in millions)	587	601		590	600
Add: Adjustments relating to the dilutive impact of stock options(1)	3	3		3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	590	604		593	603

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that unrecognized compensation, as well as any proceeds from the exercise of the options, would be used to purchase common shares at the average market prices during the period.
*	As restated for adoption of AcG 15 (Note 2)
5. Segmented Information
Effective January 1, 2005, the Company realigned certain of its reportable segments whereby the reinsurance business unit previously included in the SLF Canada segment, and the United Kingdom business, are now reported as part of the Corporate segment (formerly Corporate Capital). The change reflects the ongoing evolution of the business of the Company and does not impact the consolidated results. The prior period results and assets by segment presented in this note reflect this realignment.
The Company has five reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance and life retrocession. Revenues not attributed to the business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the Company’s reinsurance operations, both ongoing and run-off, the United Kingdom operations, and those other operations for which management responsibility resides in head office. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three and six months ended June 30, 2005, consists of interest of $58 and $113 ($87 and $176, respectively, in 2004) and fee income of $11 and $23, respectively ($11 and $23 in 2004).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis.

Results by segment for the three months ended June 30, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,104	$2,835	$413	$205	$538	$(69)	$6,026
Total net income	$238	$131	$42	$19	$53	$–	$483

Results by segment for the three months ended June 30, 2004								*
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,032	$2,453	$434	$182	$576	$(126)	$5,551
Total net income	$223	$110	$41	$10	$58	$–	$442
16     Sun Life Financial Inc. | Second Quarter 2005

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)

Results and assets by segment for the six months ended June 30, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$4,250	$4,724	$820	$419	$1,068	$(136)	$11,145
Total net income	$486	$213	$88	$25	$135	$–	$947

Assets
General fund assets	$51,146	$43,351	$815	$2,614	$15,185	$(1,726)	$111,385
Segregated funds net assets	$26,315	$25,346	$–	$69	$7,159	$–	$58,889

Results and assets by segment for the six months ended June 30, 2004								*
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$4,173	$4,802	$884	$340	$1,126	$(236)	$11,089
Total net income	$458	$207	$28	$17	$102	$–	$812

Assets
General fund assets	$50,932	$43,317	$1,059	$2,275	$16,935	$(830)	$113,688
Segregated funds net assets	$24,059	$26,209	$–	$20	$7,310	$–	$57,598

*	As restated for adoption of AcG 15 (Note 2)
6. Changes in Actuarial Liabilities
Changes in actuarial liabilities for the six months ended June 30, 2005, and June 30, 2004, are as follows:

	2005	2004

Actuarial liabilities, January 1	$74,258	$75,324
Increase in actuarial liabilities	742	360

Actuarial liabilities before the following:	75,000	75,684
Other	53	(72)
Effect of changes in currency exchange rates	517	2,013

Actuarial liabilities, June 30	75,570	77,625
Add: other policy liabilities	1,807	2,105

Actuarial liabilities and other policy liabilities, June 30	$77,377	$79,730

7. Pension Plans and Other Post-Retirement Benefits

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2005	2004	2005	2004

Pension benefit cost	$3	$2	$7	$5
Other post-retirement benefit cost	$6	$5	$12	$13
8. Significant Capital Transactions
On June 30, 2005, Sun Life Assurance redeemed its Non-Cumulative Redeemable Class E Preferred Shares, Series 1. These preferred shares were included in non-controlling interests in subsidiaries in the interim consolidated balance sheets and were redeemed at $25 per share for a total amount of $150, excluding declared dividends also paid upon redemption.
On February 25, 2005, Sun Life Financial Inc. issued $400 of Class A Non-Cumulative Preferred Shares, Series 1 at $25 per share. Holders are entitled to receive a non-cumulative quarterly dividend of $0.297 per share, yielding 4.75% annually. Underwriting commissions of $6 (net of taxes of $3) were deducted from preferred shares in the interim consolidated statements of equity. Subject to regulatory approval, on or after March 2010, Sun Life Financial Inc. may redeem these shares, in whole or in part at a declining premium.
SUBSEQUENT EVENT
On July 15, 2005, Sun Life Financial Inc. issued $325 of Class A Non-Cumulative Preferred Shares, Series 2 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.30 per share, yielding 4.8% annually. Subject to regulatory approval, on or after September 30, 2010, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
Second Quarter 2005 | www.sunlife.com     17

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
9. Commitments, Guarantees and Contingencies
LEGAL AND REGULATORY PROCEEDINGS
Sun Life Financial Inc. and its subsidiaries are co-operating with insurance and securities regulators and other government and self-regulatory agencies in Canada and the United States in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue sharing, compensation and other arrangements with distributors and brokers, and recordkeeping requirements. No new regulatory proceedings have been commenced as a result of these investigations and examinations, but Sun Life Financial Inc. and certain of its SLF United States subsidiaries are engaged in discussions with the United States Securities and Exchange Commission that may lead to settled administrative actions involving one or more those subsidiaries and a provision for the estimated losses for such matters has been made in the Corporate segment. While it is not possible to predict the final resolution of these discussions, management expects that the ultimate liability with respect to such matters will not be material to the consolidated financial condition of the Company.
Sun Life Financial Inc., MFS and certain of its subsidiaries, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of MFS have been named as defendants in multiple lawsuits filed in the U.S. federal and state courts. The lawsuits variously have been commenced as class actions or individual actions on behalf of investors who purchased, held or redeemed shares of the MFS funds during specified periods, as ERISA actions by participants in certain retirement plan accounts on behalf of those accounts, or as derivative actions on behalf of MFS funds. The lawsuits relating to market timing and related matters have been transferred to, and consolidated before, the United States District Court for the District of Maryland, as part of a multi-district litigation of market timing and related claims involving several other fund complexes. (In re Mutual Funds Investment Litigation (Alger, Columbia, Janus, MFS, One Group, Putnam, Allianz Dresdner), No.1:04-md-15863 (transfer began March 19, 2004)). The market timing cases related to the MFS funds are Riggs v. MFS et al., Case No. 04-CV-01162-JFM (direct), Hammerslough v. MFS et al., Case No. 04-MD-01620 (derivative) and Anita Walker v. MFS et al., Case No. 1:04-CV-01758 (ERISA). The plaintiffs in these consolidated lawsuits generally seek injunctive relief including removal of the named Trustees, adviser and distributor, rescission of contracts and 12b-1 Plans, disgorgement of fees and profits, monetary damages, punitive damages, attorney’s fees and costs, and other equitable and declaratory relief. Two lawsuits alleging improper brokerage allocation practices and excessive compensation are pending in the United States District Court for the District of Massachusetts (Forsythe v. Sun Life Financial Inc., et al., No. 04cv10584 (GAO) (a consolidated action); and Marcus Dumond, et al. v. Massachusetts Financial Servs. Co., et al., No. 04cv11458 (GAO)). The plaintiffs in these lawsuits generally seek compensatory damages, punitive damages, recovery of fees, rescission of contracts, an accounting, restitution, declaratory relief, equitable and/or injunctive relief and attorney’s fees and costs. The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds and, inadequately disclosed MFS’ internal policies concerning market timing and such matters, (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets in this manner. The actions assert that some or all of the defendants violated U.S. federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, the Employee Retirement Income Security Act of 1974, as well as fiduciary duties and other violations of common law. On March 21, 2005, a purported class action was filed in Massachusetts state court on behalf of Brian Reaves and other Class B shareholders of certain MFS Series Trusts and funds. (Reaves, et al. v. MFS Series Trust I, et al, Mass, Super.Ct, C.A. No. 05-1094). Plaintiffs alleged that the named MFS Series Trusts and Funds breached their contract with Plaintiffs by (i) engaging in alleged misconduct, including market timing; (ii) failing to act in the best interests of the Class B shareholders; and (iii) engaging in unfair and deceptive trade practices in the performance of contractual duties. Plaintiffs generally seek damages and equitable relief, including the rescission of fees already paid when Plaintiffs sold class B shares and injunctive relief preventing the named MFS Series Trusts and Funds from charging fees on the Plaintiffs future sale of Class B shares and attorney’s fees and costs. The Reaves suit is subject to a conditional transfer order dated May 6, 2005 that would consolidate and transfer the case to the multi-district litigation in the District of Maryland (in re Mutual Funds Investment Litigation – see above), which Plaintiffs are opposing. Additional lawsuits based upon similar allegations may be filed in the future. These actions are at an early stage and Sun Life Financial cannot predict their outcome with certainty and is accordingly unable to determine the potential impact that they may have on Sun Life Financial’s results of operations, financial position and cash flows.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s Management’s Discussion and Analysis and Renewal Annual Information Form for the year ended December 31, 2004, and in its interim Management’s Discussion and Analysis.
PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.
The Company has provisions for future costs and expenses relating to all reviews of past business sold in the United Kingdom, as components of both actuarial liabilities and other liabilities. At June 30, 2005, the combined provision was $72 ($133 in 2004).
18     Sun Life Financial Inc. | Second Quarter 2005

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
10. Foreign Exchange Gain
During the first two quarters of 2005, the Company reduced its net investment in its United Kingdom self-sustaining foreign operation. The reduction was a result of a capital restructuring whereby the foreign operation repaid capital of 250 U.K. Pounds in the first quarter and 100 U.K. Pounds in the second quarter. A foreign exchange gain of $69, equivalent to the proportional amount of the foreign exchange gain accumulated in the currency translation account, was recognized in net investment income for the six months ended June 30, 2005 ($16 for the three months ended June 30, 2005).
11. Subsequent Event
On July 5, 2005, the Company entered into an agreement to purchase CMG Asia Limited and CommServe Financial Limited, which together form the Hong Kong insurance and pension operations of the Commonwealth Bank of Australia, for $560. The transaction is expected to close in the third quarter of 2005 and is subject to customary closing conditions, including the receipt of applicable regulatory approvals.
12. Comparative Figures
Certain comparative figures have been restated to conform with the presentation adopted in 2005.
Second Quarter 2005 | www.sunlife.com     19

MAJOR OFFICES

The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.
Sun Life Financial Canada
Sun Life Assurance Company of Canada
Canadian Headquarters
227 King Street South
P.O. Box 1601, STN Waterloo
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
Sun Life Assurance Company of Canada and Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Sun Life Assurance Company of Canada
Sun Life Financial Investments (Bermuda) Ltd.
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
Website: www.sunlife.bm
Sun Life Financial U.K.
Sun Life Assurance Company of Canada
(U.K.) Limited
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlifeofcanada.co.uk
Sun Life Financial Asia
Regional Headquarters
2001 Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2918-3888
Fax: (852) 2918-3800
Website: www.sunlife.com
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Tianjin, China 300050
Tel: (8622) 2339-1188
Fax: (8622) 2339-9929
Website: www.sunlife-everbright.com
Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Beijing, China 100005
Tel: (8610) 8519-2510
Fax: (8610) 8519-2511
Hong Kong
Sun Life Financial (Hong Kong) Limited
20th Floor, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Fax: (852) 2103-8181
Call Centre: (852) 2103-8928
Mon. to Fri. 8:30 a.m. – 5:00 p.m.
Website: www.sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
Vaman Centre, 5th & 6th Floors
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-5678-3333
Fax: 91-22-5678-3232
Mon. to Fri. 9:30 a.m. – 6:30 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-5692-8000
Fax: 91-22-5692-8110/8111
Mon. to Fri. 9:30 a.m. – 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Distribution Company Limited
Ahura Centre, 2nd Floor, Tower A 96 A/D
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-5692-8200
Fax: 91-22-5692-8201
Website: www.birlasunlife.com
Indonesia
PT Sun Life Financial Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Fax: (6221) 521-1432
Mon. to Fri. 8:30 a.m. – 5:30 p.m.
Website: www.sunlife.co.id
Philippines
Sun Life of Canada (Philippines), Inc.
12th Floor, The Enterprise Centre Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 1229
Tel: (632) 886-6188
Fax: (632) 849-9988
Call Centre: (632) 849-9888
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlife.com.ph

20     Sun Life Financial Inc. | Second Quarter 2005

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and
institutional investors requiring information,
please contact:
Thomas G. Reid
Vice-President, Public and Investor Relations
Tel: 416-204-8163
Fax: 416-585-7892
E-mail: investor.relations@sunlife.com
Please note that financial information can
also be obtained from www.sedar.com.
SHAREHOLDER SERVICES
For shareholder account inquiries, please
contact the Transfer Agent in the country
where you reside, or Shareholder Services:
Fax: 416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada and the United States
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
       1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account details
using CIBC Mellon Trust Company’s Internet
service, Answerline®. Register at
www.cibcmellon.com/answerlineregistration.
United Kingdom
Capita IRG Plc
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking
Corporation Limited
30/F The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig
Metro Manila, Philippines
From Metro Manila:
Tel: (632) 683-2601
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 46th Floor
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
DIVIDENDS 2005
Dividend Dates
Common Shares

Record Dates	Payment Dates

February 23	March 31
May 25	June 30
August 24	September 30
November 23*	December 30

*	Subject to approval by the Board of Directors
Direct Deposit Dividend Service
Canadian-resident common shareholders and shareholders receiving U.S. dollar common share dividend payments may have their dividend payments deposited directly into their bank account.
A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from CIBC Mellon’s website,
www.cibcmellon.com/investorforms,
or you can contact CIBC Mellon to have one sent to you.
STOCK EXCHANGE LISTINGS
Ticker Symbol: SLF.PR.A
Sun Life Financial Inc. Class A Preferred Shares,
Series 1 are listed on the TSX.
Ticker Symbol: SLF.PR.B
Sun Life Financial Inc. Class A Preferred Shares,
Series 2 are listed on the TSX.
Ticker Symbol: SLF
Sun Life Financial Inc. common shares are
listed on the Toronto (TSX), New York (NYSE)
and Philippine (PSE) stock exchanges.
As of June 30, 2005, there were
583,949,586 outstanding common shares,
which are the only voting securities.